UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached as Exhibit 99.1 to this Report is information relating to Avianca Holdings S.A. (the “Company”) included in a private offering document (the “Offering Document”) in connection with the Company’s re-opening offering of US$250 million of its 8.375% Senior Notes due 2020 (the “Senior Notes”). This Report does not constitute an offering of, or a solicitation to buy, the Senior Notes. This information is only being provided due its inclusion in the Offering Document. The Company does not expect to disclose information of this sort in the ordinary course (other than in its Annual Report on Form 20-F or as required by applicable law).

Enclosures:

Exhibit 99.1 – Recent Developments, Selected Financial and Operating Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2014

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs

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